EXECUTION COPY

02046996

1-14838

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 22 2002
1086

P.E.
7/1/02

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of July 2002

Rhodia

(Translation of registrant's name into English)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt

France

(Address of principal executive offices)

PROCESSED
JUL 24 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure: A press release dated July 22, 2002 announcing Rhodia's sale of Rhodia-Ster to Gruppo Mossi & Ghisolfi.

PADOCS01/156553.1

Rhodia

EMBARGO MONDAY JULY, 22 – 8:55 am PARIS TIME

PRESS RELEASE

RHODIA TO SELL RHODIA-STER TO GRUPPO MOSSI & GHISOLFI, COMPLETING ITS EXIT FROM POLYESTER

Paris, July 22, 2002 – Rhodia announced today that it has agreed to sell its entire 88.4% interest in Rhodia-ster, a Brazilian company active in the polyester sector, to the Italian Gruppo Mossi & Ghisolfi. The transaction is expected to close on September 30, 2002 and is subject to the receipt of all government and regulatory approvals required by applicable law.

This sale is part of Rhodia's strategy to divest non-core businesses. It will allow Rhodia to achieve a substantial portion of its goal of raising €500 million in divestiture proceeds by year-end 2002.

Rhodia-ster is Rhodia's last remaining business in the polyester sector, from which the group has withdrawn in all other world markets. Rhodia-ster, the largest producer of polyester fiber products and PET resin in Brazil and South America, had sales of €337 million in 2001.

Rhodia *is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the automotive, healthcare, food, cosmetics, apparel, new technology and environmental markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €7.2 billion in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.*

Gruppo Mossi & Ghisolfi *is a leading producer of PET Resin in the USA, Italy and Mexico and also has packaging and cellulose acetate divisions. Gruppo Mossi & Ghisolfi had consolidated revenues of approximately €1 billion in 2001.*

Contacts

Press Relations
Jean-Christophe Huertas ☎ +33 1 55 38 42 51
Lucia Dumas ☎ +33 1 55 38 45 48

Investor Relations
Angélina Palus ☎ +33 1 55 38 42 99
Marie-Christine Aulagnon ☎ +33 1 55 38 43 01

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2002

RHODIA

By:
Name: Pierre PROT
Title: Chief Financial Officer